Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS JUNE SALES

-- COMPARABLE STORE SALES INCREASE 3.5% --

HOUSTON, TX, July 6, 2006 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the five-week period ended July 1, 2006 increased 16.0% to $133.4 million from $115.0 million in the prior year five-week period ended July 2, 2005. Comparable store sales increased 3.5% on top of an 11.0% increase last year. The Company noted that its comparable store sales do not include the sales generated by the acquired B.C. Moore stores.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are pleased to have achieved a 3.5% comparable store sales increase in June versus an extremely tough 11.0% same store sales increase comparison from June 2005. Our solid sales performance was broad based, with most of our major merchandise categories achieving comparable store sales increases during the month. Our cosmetics and women's special sizes were our top performing categories, generating comparable sales increases of 9.1% and 8.6%, respectively. Other top performing categories included children's, which was up 7.8%, home décor, which advanced 5.2%, and junior sportswear, which rose 4.8%."

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2006	2005	2006	2005
1st Quarter	3.2	4.9	343.5	310.1
May	4.0	7.0	116.1	100.0
June	3.5	11.0	133.4	115.0
2nd Qtr-To-Date	3.7	9.1	249.5	215.0
Year-To-Date (5 mos)	3.4	6.6	593.0	525.1

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Stage Stores Reports June Sales
Page - 2

Store Activity

As planned, during June, the Company closed its Peebles store in Harrisonburg, Virginia, and on July 4th, the Company closed its Peebles store in Cullman, Alabama.

For the entire 2006 fiscal year, the Company continues to anticipate opening a total of 108 new stores, or a net of 106 stores after closures, which includes the conversion of 69 of the acquired B.C. Moore stores to Peebles stores. With regard to its conversion activities, the Company reported that it is on track to open the first two groups of converted Peebles stores, or 23 total stores, during the first week of August.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 559 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. In addition, on February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations situated in the Southeast. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in early August, while the remaining 9 stores will be closed. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's store opening plans for the 2006 fiscal year and comments regarding the Company's expected timing of the opening of its first two groups of converted Peebles stores. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's most recent quarterly report on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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